[ LETTERHEAD OF REGISTRANT ]

                                  June 7, 2005

VIA EDGAR AND UPS RED
---------------------

Gary Todd, Reviewing Accountant
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 03-06
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

                  Re:      Imaging Diagnostic Systems, Inc.
                           Form 10-K for the Fiscal Year Ended June 30, 2004 Filed September 17, 2004
                           Quarterly Report on Form 10-Q for the period ended December 31, 2004
                           File No.:  000-26028
                           SUPPLEMENTAL RESPONSES-REDACTED VERSION*

Dear Mr. Todd:

     In connection with the review of the above-captioned Form 10-K and Form 10-Q for Imaging Diagnostic Systems, Inc. (the "Company" or "IDSI"), we are responding to your comments requiring a supplemental response as set forth in your letter dated April 7, 2005, to Allan L. Schwartz, Executive Vice President and Chief Financial Officer of the Company, which was received in our office by Fax on April 8, 2005. This redacted version of our letter of supplemental responses has also been filed with the Commission as correspondence via EDGAR earlier today.

Form 10-K for the Fiscal Year Ended June 30, 2004

Statement of Cash Flows - Page F-14
-----------------------------------

     7. In the revision to our cash flow statement to include inventory valuation adjustment as a reconciling item to net loss, the inventory change has now been reflected as a cash outflow and complies with the guidance provided in FAS 95.

     8. The sum of $492,701 was cash proceeds received through the exercise of incentive stock options. The proceeds were recorded correctly in cash flows from

Securities and Exchange Commission
Division of Corporate Finance
June 7, 2005
Page 2


          financing activities and that same amount was also erroneously entered through a typographical error in supplemental disclosures of non-cash investing and financing activities. The correction was made in our amended filing so our cash flow statement is now presented in compliance with the guidance provided in FAS 95.


Note 2(b) Revenue Recognition - Page F-17
-----------------------------------------


     9. Currently, all of our sales are made in the international market to distributors or end users in markets where we do not have a distributor as we do not have FDA approval in the U.S. When we are approved to commence sales in the U.S., we may decide to sell directly to end-users instead of distributors, in which case, separate terms and conditions would be employed.

          In January 2003, we sold a CTLM(R) system to our distributor, Medical Imaging Systems, Inc. in which the terms and conditions of the sale were set forth in a purchase order and payment was made in accordance with a timed irrevocable letter of credit. The first release of funds was made upon shipment of the CTLM (R) system, the second release upon installation, and the third release 60 days from the date of completion of the installation. Final payment was received on March 28, 2003 and revenue was recognized in our third fiscal quarter ending March 31, 2003. The system was sold with a one-year limited warranty on parts. Post sale obligations included installation and training, which were fulfilled.

          In February 2004, we sold three CTLM(R) systems to our distributor, China Far East International Trading Corp. in which the terms and conditions of the sale were set forth in a sales agreement and payment was made in accordance with a timed irrevocable letter of credit. *-----------------------REDACTED--------------* Payment was received on March 23, 2004 and revenue was recognized in our third fiscal quarter ending March 31, 2004. These systems were sold with a limited warranty on parts running one-year from date of installation. Post sale obligations included installation and training. We are in the process of fulfilling these obligations.




                              Confidential Treatment Requested by IDSI, 0605-001

Securities and Exchange Commission
Division of Corporate Finance
June 7, 2005
Page 3

          In April 2004, we sold a CTLM(R) system to Axis Medical Equipment LLC. We received the order in January 2004 accompanied by a $20,000 cash deposit at the 28th Arab Health Conference held in Dubai, U.A.E.. The terms and conditions of the sale were set forth in a commercial invoice dated April 22, 2004. *---------------REDACTED -----------* We
          received payment by wire transfers from the customer on April 22, 2004 and the CTLM(R) system was shipped. Revenue from this sale was recognized in our fourth fiscal quarter ending June 30, 2004. The system was sold with a one-year limited warranty on parts. Post sale obligations included training of a field service engineer to install and service the CTLM(R) and physician training, which were fulfilled.

          In the above referenced sales, all conditions for recognizing revenue as per the guidance provided in SAB 104 were met and the respective sales were all paid in full. We do not have a policy for the return of medical imaging devices, and all sales are final; therefore, FAS 48, Revenue Recognition When Right of Return Exists, does not apply. Miscellaneous parts and calibration tool kits are sold to authorized distributors on open account.

          In January 2005, we sold a CTLM(R) system to our distributor, Abu Dhabi International Medical Services, at a special unit price granted to distributors for market development. At the time of the order, our distributor gave us a $10,000 cash deposit. *------------------------REDACTED--------------------------* Payments
          by our distributor are being made in accordance with our agreement. Since all of the requirements for revenue recognition were met, revenue was recognized in our third fiscal quarter ending March 31, 2005. The system was sold with a one-year limited warranty on parts. Post sale obligations included training of a field service engineer to install and service the CTLM(R) and physician training, which were fulfilled.

          In January 2005, we sold a CTLM(R) system to our distributor, Biomedical International Snc., at a special unit price granted to distributors for market development.
          *--------------------------------------REDACTED--------------------*.
          Since all of the requirements for revenue recognition were met, revenue was recognized in our third fiscal quarter




                              Confidential Treatment Requested by IDSI, 0605-002

Securities and Exchange Commission
Division of Corporate Finance
June 7, 2005
Page 4


          ending March 31, 2005. The system was sold with a one-year limited warranty on parts. Post sale obligations included training of a clinical application specialist and physician training, which were fulfilled. Our field service engineer installed the system and, we billed the distributor on open account for the travel and subsistence expenses incurred.

          In February 2005, we sold a second CTLM(R) system to our distributor, Biomedical International Snc., under the same terms and conditions of the January 2005 sale. This system has not yet been installed. If our distributor selects IDSI to install this system, we will bill the distributor for the travel and subsistence expenses incurred by our field service engineer. Since all of the requirements for revenue recognition were met, revenue was recognized in our third fiscal quarter ending March 31, 2005. The system was sold with a one-year limited warranty on parts.

     10. Our distributor agreement defines duties and obligations with regard to territory, minimum sales requirements, term of agreement, material obligations, payments, training of sales force and service personnel, sales forecasts and reports, and other ordinary and customary clauses usually included in distributor agreements.

          In regard to significant terms of the agreements with distributors, payment is usually made through an irrevocable letter of credit, but in some cases terms may be granted. There are no returns or exchanges, as all sales are final. A provision for price protection of six months from the date of the order is provided in our distributor agreement. Since the CTLM(R) system is a new medical imaging technology which requires market development to create product awareness, from time to time, we will grant special pricing to our distributors for market development purposes. We are in the beginning stages of global commercialization, and in this process we are appointing distributors and adapting their respective contracts so that they will be appropriate for their country's market. Since our CTLM(R) system will initially be sold in limited volume, we may use incentives to accelerate market acceptance.

          We have disclosed our policy of recognizing revenue in the notes to our financial statements. This policy states that revenue is recognized when persuasive evidence of a sales arrangement exists, delivery has occurred such that title and

Securities and Exchange Commission
Division of Corporate Finance
June 7, 2005
Page 5


          risk of loss have passed to the buyer or services have been rendered, the selling price is fixed or determinable, and collectibility is reasonable assured. Unless agreed otherwise, our terms with international distributors provide that title and risk of loss pass F.O.B. origin.

          To ensure that all of the requirements to recognize revenue are met, a protocol to test the four necessary elements is employed to make certain we are faithful to the guidance provided in SAB 104. We have previously stated in no. 9 that FAS 48 does not apply.

Note 2(m) Intangible Assets - Page F-21
---------------------------------------

     12. The useful lives of our UL and CE approvals, which were obtained through the use of outside consulting firms, are infinite because these initial approvals applied directly and specifically to the core technology of the CTLM(R). The costs associated with obtaining the UL approval were $71,775.95 and the costs associated with obtaining the CE Mark and complying with the ISO requirements underlying the CE Mark were $378,537.41. These costs included the initial inspection of our manufacturing facility, including quality control, and initial testing of the CTLM(R) to establish that the device meets UL standards.

     13. By definition, the term "intangible assets" refer to non-financial assets that lack physical substance and that provide the entity with various benefits. Intangible assets differ considerably in their characteristics, useful lives, and relationship to operations of an enterprise. We believe that our initial UL and CE certifications clearly fall within this definition and therefore the costs associated with obtaining these certifications are intangible assets as defined in FAS 142.

Note 9 Other Current Liabilities - Page F-27
--------------------------------------------

     17. The accrued liability for stock options on our balance sheet is a result of the Company recording a charge to compensation for stock options issued to officers following the guidelines of FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans". The officers had the ability to exercise their stock options issued from 1997 to 2003 under the plan in existence at that time by a "cashless exercise". The Company believes that this method of exercise qualified these options for variable plan

Securities and Exchange Commission
Division of Corporate Finance
June 7, 2005
Page 6


          accounting treatment of stock options, and we recorded the accrued compensation in accordance with paragraph 2-5 of interpretation No.
          28. In our reading of APB25 and the FASB Interpretation's, the language used was an accrual for the compensation that should be recorded. Our understanding was that the recording of equity would be made upon the exercise of the option and not upon the grant.

          The Company intended to liquidate the obligation upon the exercise or cancellation of the stock options by the officers. When the options were exercised the Company would record the cash received, credit common stock for the issuance of the stock, debit the accrued liability and credit additional paid-in-capital.

Note 14 Income Taxes - Page F-31
--------------------------------

     17. I.R.S. Code Section 382 provides a methodology for calculating if there is any limitation on the utilization of a net operating loss carry forward as a result of a change in equity ownership during the recent fiscal year. The calculation is based on a 24-month rolling average of ownership change and would need to be greater than 50% for there to be any effect on utilizing the NOL once the Company has net income. At the present time, since the Company is continuing to experience a net loss, there is no effect.

* Selected portions of this supplemental response have been redacted, as we deem certain information provided to the SEC as proprietary and confidential.

Sincerely,

IMAGING DIAGNOSTIC SYSTEMS, INC.

/s/ Allan L. Schwartz

Allan L. Schwartz
Executive Vice President
And Chief Financial Officer

Enclosure

c:       Timothy B. Hansen, CEO
         Patrick J. Gorman, Chairman, Audit Committee
         Barry A. Fink, CPA
         Robert B. Macaulay, Esq.